UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination
completed:
811-09813		June 30, 2015
2. State Identification Number:
AL
	25681,

25685,

25689,

35407,

42611,

43023,

43581,

45537,

45351,

48312
AK
	600692
46,

60038241
,

60069928
,
	600382
38,

60038244
,

60057698
,

60071909
,

60074719
,

60074114
,

60079190
AZ	8465,

40607,

40470,

66633,

45014,

60272,

60274,

60273,

61385,

62170,

65648,

65338,

70845
AR
	600001
11,

60004611
,

60008576
,

60018755
,

60025941
,

60026407
,

60026871
,

60028857
,

60028657
,

60031665
CA 	*
CO 	IC2000-
18-580
CT
	214195,

214191,

1032086,

1040956,

1064394,

1065430,

1066899,

1072021,

1071582,

1079436
DE	8681,

8680,

8684,

47516,

67530,

67909,

68331,

70076,

69925,

72543
DC	60012563,

60012558,

60012570,

60027597,

60043833,

60042569,

60042566,

60042567,

60043025,

60047848,

60047580,

60049012,

60053271
FL	*
GA	SC-
MF-
040734

HI	*
ID
	48844,

48841,

48847,

60173,

68418,

67459,

67916,

70406,

70225,

73218
IL	60000033
IN	00-0346IC
IA		I-
26193,

I-19076,

I-29840,

I-64026,

I-79779,

I-78167,

I-78169,

I-78168,
         I-
78963,
         I-
83180,
         I-
82750,
         I-
84191,
         I-
88232
KS
	87S0001
009,

83S00007
25,

94S00000
15,

2007S000
0355,

2012S000
0407,

2011S000
1357,

2011S000
1820,

2013S000
0391,

2013S000
0214,

2014S000
1323

KY 	M34790,

60027390

LA
	157636,

160989

ME
	MFN200
609,

MFN20798
6,

MFN20801
3,

MFN10013
078,

MFN10032
145,

MFN10030
137,

MFN10030
135,

MFN10030
136,

MFN10031
242,

MFN10035
865,

MFN10035
564,

MFN10036
900,

MFN10041
668
MD
	SM19980
021,

SM1998001
9,

SM1998001
8,

SM2006231
2,

SM2011228
3,

SM2011074
5,

SM2011074
7,

SM2011074
6,

SM2011149
6,

SM2012246
1,

SM2012216
6,

SM2012344
5,

SM2014071
2
MA
	040458
37,

04045834
,

04045844

MI
	935635,

935637,

935642,

948659,

962897,

962898,

962899,

963769,

964562,

968062,

967676,

968920,

973225
MN 	R-
42778.1
MS
	6002898
8,

60028993
,

60028989
,

60042315
,

60057831
,

60056626
,

60056624
,

60056625
,

60057193
,

60061697
,

60061330
,

60062623
,

60066690
MO 	2000-00609,
          Q-
MT-1289,

1993-
00673,

R2011-
2,113,

R2011-
850,

R2012-
2,273,

R2012-
1,850,

R2014-
752
MT 	28405,

9201,

28321,

58150,

77152,

71636,

71637,

71638,

73903,

84554,

84110,

85685,

90609
NE		22604,

11060,

25994,

66713,

81303,

81305,

81304,

82076,

82907,

86452,

86130,

87409,

97167
NV	*
NH	MF14-
0081964
NJ 	MF-
0645,

MF-13663
NM	6819,

14071,

14065,

23838,

39463,

37878,

37879,

37880,

38672,

43040,

42679,

43987,

48104
NY	S 27 53
23,
          S
32 88 23,
          S
27 53 21,
          S
31 66 37,
          S
32 99 82,
          S
32 94 61,
          S
27 53 22,
          S
33 18 53,
          S
33 17 65,
          S
33 49 98
NC	14485
ND	U560,

U557,

U563,

AV916,

BM729,

BK690,

BK692,

BK691,

BL584,

BR812,

BR344,

BT683,

BX758
OH 	86467,

14498163
OK 	SE-
2191382,

SE-
2191380,

SE-
2183899,

SE-
2183900,

SE-
2203842,

SE-
2203843,

SE-
2203844,

SE-
2204793,

SE-
2205678,

SE-
2210348,

SE-
2209844,

SE-
2211550,

SE-
2216962
OR	2001-
1464,

2001-
1463,

2001-
1468,

2006-
1679,

2011-
1635,

2011-
690,

2011-
944,

2012-
1610,

2012-
1607,

2014-286

PA 	2000-03-
120MF
RI	*
SC	MF
14035,

MF
11225,

MF
11220,

MF
16660,

MF
19139,

MF18887,

MF
19034,

MF
19691,

MF
19637,

MF 20617
SD 	9889,

10195,

10597,

37884,

53281,

51538,

51540,

51539,

52430,

56873,

56390,

57724,

61931
TN 	 RM14-
2120

TX    C
39434,

C 39435,

C 42953,

C 81352,

C96338,

C96340,

C96339,

C97078,

C 97938,

C101605,

C
101267,

C102636,

C106928
UT	006-
6364-13,

007-2985-
42

VT
	1/16/9
8-23,

1/16/98-
21,

1/16/98-
25,

10/17/06
-02,

3/25/11-
04,

3/25/11-
05,

3/25/11-
06,

6/13/11-
01,

9/20/11-
01,

9/19/12-
04,

8/13/12-
12,

12/14/12
-06,

2/25/14-
02
VA
	118050
WA
	6001980
6,

60019819
,

60019803
,

60043000
,

60058957
,

60057497
,

60057498
,

60057499
,

60058188
,

60062348
,

60062049
,

60063334
,

60067477
WV	MF-
24145,

MF-
24125,

MF-
24123,

MF-
56705,

MF-
73517,

MF-
71847,

MF-
71846,

MF-
71845,

MF-
72680,

MF-
76931,

MF-
76600,

MF-
77957,

MF-82426
WI
	341392
-03,

341390-
03,

619502-
03,

341394-
03,

508542-
03,

608342-
03,

608343-
03,

608344-
03,

615414-
03,

649897-
03,

698886-
03,

647512-
03,

658669-
03
WY	21645
PUERTO RICO   S-
19806,

S-29875,

S-31750,

S-41832,

S-40832,

S-40832-1,

S-40833,

S-40833-1,

S-41309,

S-43875,

S-43678,

S-41832-1,

S-46783


Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the Scout Funds Prospectus included: International Fund, Emerging Markets Fund, Global Equity Fund, Mid Cap Fund, Small Cap
Fund, Low Duration Bond Fund, Core Bond Fund, Core Plus Bond Fund,
Equity Opportunity Fund and Unconstrained Bond Fund

3. Exact name of investment company as specified in registration statement:
Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
235 West Galena Street, Milwaukee, WI 53212

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission?s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company?s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


SEC?s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company?s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. a 3507. Responses to this collection of information will not be kept confidential.


August 28, 2015
United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:
Enclosed is a copy of Form N-17f-2, along with our related report, dated August 28, 2015, on our examination of the investment portfolio of Scout Funds as of the close of business on June 30, 2015.
Very truly yours,


Lawrence R. Depp


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Scout Funds:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the "Trust"), comprising the Scout Mid Cap Fund, Scout Small Cap Fund, Scout International Fund, Scout Global Equity Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Unconstrained Bond Fund, Scout Emerging Markets Fund, Scout Low Duration Bond Fund, and Scout Equity Opportunity Fund (each a ?Fund? and collectively, the ?Funds?), complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2015. Management is responsible for the Trust?s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust?s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Trust?s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2015, and with respect to agreement of security purchases and sales, for the period from November 30, 2014 (the date of our last examination) through June 30, 2015:

*	Confirmation of all securities held by institutions in book entry form with The Depository Trust Company, Federal Reserve Bank of
Kansas City, Fidelity Investments, Federated Investors, and
Citibank Global Transaction Services;

*	Reconciliation of all such securities to the books and records of
each of the Funds and the     Custodian (UMB Bank, n.a., an
affiliated entity); and

*	Agreement of 25 security purchases and 25 security sales or
maturities since our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust?s compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2015, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




Kansas City, Missouri
August 28, 2015


Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout Mid Cap Fund, Scout Small Cap Fund, Scout International Fund, Scout Global Equity Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Unconstrained Bond Fund, Scout Emerging Markets Fund, Scout Low Duration Bond Fund, and Scout Equity Opportunity Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of June 30, 2015, and from November 30, 2014 through June 30, 2015.

Based on this evaluation, we assert that the Trust was in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2015, and from November 30, 2014 through June 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

Scout Funds
By:


__/s/ Scott Betz ______________________
Scott Betz, Treasurer
Scout Funds

__/s/ Elizabeth Ewert __________________
Elizabeth Ewert, Executive Vice President
UMB Bank